FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer


                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                          For the month of January 2005


                        Commission File Number 333-114196

                               AXTEL, S.A. DE C.V.
                 (Translation of Registrant's name into English)

                      Blvd. Gustavo Diaz Ordaz 3.33 No. L-1
                              Col. Unidad San Pedro
                          San Pedro Garza Garcia, N.L.
                                Mexico, LP 66215
                               (52)(81) 8114-0000
                    (Address of Principal Executive Offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                          Form 20-F   X         Form 40-F  ____

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _________

     Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _________

     Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

     Indicate by check mark whether the registrant by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                         Yes ____            No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____

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Press Release

          AXTEL S.A. DE C.V. ANNOUNCES PRICING OF SENIOR NOTES OFFERING

San Pedro Garza Garcia, N.L. (January 6, 2005) - Axtel S.A. de C.V. ("Axtel"), a Mexican telecommunications company, announced that on January 6, 2005 it priced $75 million in aggregate principal amount of its senior notes due 2013 for gross proceeds of approximately $80 million. The notes were priced at 106.75%. The notes will bear interest at a rate of 11%. The notes will be guaranteed by each of Axtel's current subsidiaries.

The notes were offered within the United States only to qualified institutional investors pursuant to Rule 144A under the Securities Act of 1933 ("Securities Act") and outside the United States in compliance with Regulation S of the Securities Act.

The net proceeds of the offering will be used for general corporate purposes including the continued expansion of our network.

The notes have not been registered under the Securities Act of 1933, as amended (the "Securities Act"), or any state securities laws, and unless so registered, may not be offered or sold in the United States, except pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act and applicable state securities laws.

On Axtel

Axtel is a Mexican telecommunications company that provides local telephone services, national and international long distance services, data, Internet, virtual private networks, and value added services. Axtel has provided Mexico with a basic telecommunications infrastructure through an intelligent network that offers wide coverage to all markets. At present, it is operating in Mexico City, Monterrey, Guadalajara, Puebla, Leon, Toluca, Queretaro, San Luis Potosi, Aguascalientes, Saltillo, Ciudad Juarez, and Tijuana.

Axtel has brought to the market various access technologies that include fixed wireless telephony, point-to-point radio links, point-to-multipoint radio links, copper and fiber optics, all of which are offered to match the communication solutions that its customers require.

Sixty percent of Axtel's capital is Mexican. The remaining forty percent belongs to foreign investors, among which are, mainly, AIG-GE Capital Latin American Infrastructure Fund (LAIF); AIG Latin American Equity Partners; Blackstone Group; American International Underwriters Overseas Ltd., and Soros Group.

This press release does not constitute an offer to sell or the solicitation of an offer to buy any security and shall not constitute an offer, solicitation or sale in any jurisdiction in which such offering would be unlawful.

Statements in this press release, other than statements of historical information, are forward-looking statements that are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Investors are cautioned that forward-looking statements are inherently uncertain. Actual performance and results may differ materially from those projected or suggested herein due to certain risks and uncertainties including, without limitation, operating risks. Those and other risks are described in the Axtel's filings with the Securities and Exchange Commission (the "SEC") made over the last 12 months, copies of which are available from the SEC or may be obtained upon request from Axtel's Chief Financial Officer.


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Other Information

     The Company expects that its adjusted EBITDA for the fourth quarter of 2004 will be greater than adjusted EBIDTA for the comparative period in 2003 but will be less than its adjusted EBIDTA for the third quarter of 2004. This decrease, relative to third quarter adjusted EBIDTA in 2004, is primarily due to an increase in expenses associated with the expansion of the Company's network and launch of operations in four new cities (Tijuana, Ciudad Juarez, Aguascalientes and Saltillo) during this period.




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



                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                     Axtel, S.A. de C.V.

                                     By: /s/ Patricio Jimenez Barrera
                                         -------------------------------------
                                         Patricio Jimenez Barrera
                                         Chief Financial Officer


Date:  January 6, 2005








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